UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF: APRIL 2004

COMMISSION FILE NUMBER: (SEC File No: 0-30006)

SUNGOLD INTERNATIONAL HOLDINGDS CORP.
(Translation of registrant's name into English)

#500 – 666 Burrard Street Vancouver, British Columbia Canada, V6C 3P6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒

SUBMITTED HEREWITH

Exhibits

99.1	Interim Consolidated Financial Statements for the quarter ended February 29, 2004

99.2	Confirmation of mailing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date: April 29, 2004	By:	/s/ Art Cowie

Art Cowie, President